UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )

Centric Brands, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15644G104

(CUSIP Number)

October 29, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15644G104		Schedule 13G

1	Names of Reporting Persons Ares Capital Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,077,875

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,077,875

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,077,875

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 5.3%

12	Type of Reporting Person CO

CUSIP No. 15644G104		Schedule 13G

1	Names of Reporting Persons Ares Capital Management LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,115,500

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,115,500

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,115,500

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 5.3%

12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 15644G104		Schedule 13G

1	Names of Reporting Persons Ares Management LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,115,500

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,115,500

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,115,500

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 5.3%

12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 15644G104		Schedule 13G

1	Names of Reporting Persons Ares Management Holdings L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,115,500

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,115,500

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,115,500

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 5.3%

12	Type of Reporting Person PN

CUSIP No. 15644G104		Schedule 13G

1	Names of Reporting Persons Ares Holdco LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,115,500

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,115,500

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,115,500

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 5.3%

12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 15644G104		Schedule 13G

1	Names of Reporting Persons Ares Holdings Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,115,500

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,115,500

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,115,500

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 5.3%

12	Type of Reporting Person CO

CUSIP No. 15644G104		Schedule 13G

1	Names of Reporting Persons Ares Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,115,500

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,115,500

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,115,500

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 5.3%

12	Type of Reporting Person PN

CUSIP No. 15644G104		Schedule 13G

1	Names of Reporting Persons Ares Management GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,115,500

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,115,500

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,115,500

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 5.3%

12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 15644G104		Schedule 13G

1	Names of Reporting Persons Ares Partners Holdco LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,115,500

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,115,500

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,115,500

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 5.3%

12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 15644G104		Schedule 13G

Item 1.
	(a)	Name of Issuer: Centric Brands, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 350 5th Avenue, 6th Floor, New York, NY 10118

Item 2.
(a)

Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

Ares Capital Corporation (“Ares Capital”)

Ares Capital Management LLC (“Ares Capital Management”)

Ares Management LLC

Ares Management Holdings L.P. (“Ares Management Holdings”)

Ares Holdco LLC (“Ares Holdco”)

Ares Holdings Inc. (“Ares Holdings”)

Ares Management, L.P. (“Ares Management”)

Ares Management GP LLC (“Ares Management GP”)

Ares Partners Holdco LLC (“Ares Partners”)

(b)

Address or Principal Business Office:

The business address of Ares Capital is 245 Park Avenue, 44th Floor, New York, NY 10167. The business address of each other Reporting Person is 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

	(c)	Citizenship of each Reporting Person is: Each of the Reporting Persons is organized under the laws of the State of Delaware.
	(d)	Title of Class of Securities: Common Stock, par value $0.10 per share (“Common Stock”)
	(e)	CUSIP Number: 15644G104

Item 3.
Not applicable.

CUSIP No. 15644G104	Schedule 13G

Item 4.                             Ownership

Ownership (a-b)

The ownership information presented below represents beneficial ownership of shares of Common Stock of the Issuer as of the date hereof, based upon 58,335,575 shares of Common Stock outstanding as of October 29, 2018. The amounts reported as beneficially owned by the Reporting Persons on this Schedule 13G consist of an aggregate of 3,115,500 shares of Common Stock, held directly in the individual amounts noted below by Ares Capital and the other investment vehicles (the “Investment Vehicles”) identified in the following table.

Reporting Person	Number of Shares Held of Record	Percent of class:
Ares Capital Corporation	3,077,875	5.3%
Ares Centre Street Partnership, L.P.	6,250	*
Ares Commercial Finance LP	125	*
Ares Credit Strategies Insurance Dedicated Fund Series of SALI Multi-Series Fund, L.P.	6,250	*
Ares Direct Finance I LP	6,250	*
Ares European Credit Strategies Fund VIII (BUMA), L.P.	6,250	*
Ares Jasper Fund, L.P.	125	*
Ares ND Credit Strategies Fund LLC	6,250	*
Ares Senior Direct Lending Parallel Fund (L), L.P.	1,165	*
Ares Senior Direct Lending Parallel Fund (U), L.P.	1,349	*
Ares Senior Direct Lending Parallel Fund (U) B, L.P.	1,293	*
Ares Senior Direct Lending Master Fund Designated Activity Company	2,443	*
Bowhead IMC LP	6,250	*
CION Ares Diversified Credit Fund	3,125	*

* Less than 0.1%

The investment adviser of each of Ares Capital, Ares Direct Finance I LP, Ares Jasper Fund, L.P., Ares ND Credit Strategies Fund LLC, Ares Senior Direct Lending Parallel Fund (L), L.P., Ares Senior Direct Lending Parallel Fund (U), L.P., Ares Senior Direct Lending Parallel Fund (U) B, L.P., Ares Senior Direct Lending Master Fund Designated Activity Company and Bowhead IMC LP is Ares Capital Management. Ares Capital Management is also an investment subadvisor of Ares Credit Strategies Insurance Dedicated Fund Series of SALI Multi-Series Fund, L.P.

Ares Centre Street Management, L.P. (“Centre Street Management”) is responsible for the management of Ares Centre Street Partnership, L.P. ACF GP, LLC (“ACF GP”) is the general partner of Ares Commercial Finance GP LP, which is the general partner of Ares Commercial Finance LP. Ares Management Limited (“Management Limited”) is responsible for the management of Ares European Credit Strategies Fund VIII (BUMA), L.P. Ares Capital Management II LLC (“Capital Management II” and, together with Centre Street Management, ACF GP and Management Limited, the “Investment Vehicle Managers”) is responsible

CUSIP No. 15644G104	Schedule 13G

for the management of CION Ares Management, LLC, which is responsible for the management of CION Ares Diversified Credit Fund.

Ares Capital Management is wholly owned by Ares Management LLC. Ares Management LLC is also the general partner, manager or sole member of each of the Investment Vehicle Managers. The sole member of Ares Management LLC is Ares Management Holdings and the general partner of Ares Management Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Holdings, whose sole stockholder is Ares Management. The general partner of Ares Management is Ares Management GP, and the sole member of Ares Management GP is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael Arougheti, Ryan Berry, R. Kipp deVeer, David Kaplan, Michael McFerran, Antony Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over Board decisions. Each of the Reporting Persons (other than Ares Capital, with respect to the shares held directly by it), and the Board Members expressly disclaims beneficial ownership of the shares of Common Stock held by Ares Capital and the Investment Vehicles.

(c) The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.

Item 5.                             Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.                             Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.                             Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.                             Identification and Classification of Members of the Group

Not applicable.

Item 9.                             Notice of Dissolution of Group

Not applicable.

CUSIP No. 15644G104	Schedule 13G

Item 10.                          Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   November 8, 2018

Ares Capital Corporation

Signed:	/s/ Joshua M. Bloomstein
Name:	Joshua M. Bloomstein
Title:	Authorized Signatory

Ares Capital Management LLC

Signed:	/s/ Joshua M. Bloomstein
Name:	Joshua M. Bloomstein
Title:	Authorized Signatory

Ares Management LLC

Signed:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

Ares Management Holdings L.P.
By: Ares Holdco LLC, its general partner

Signed:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

Ares Holdco LLC

Signed:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

Ares Holdings Inc.

Signed:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

CUSIP No. 15644G104	Schedule 13G

Ares Management, L.P.
By: Ares Management GP LLC, its general partner

Signed:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

Ares Management GP LLC

Signed:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

Ares Partners Holdco LLC

Signed:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

CUSIP No. 15644G104	Schedule 13G

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.